September 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HappyNest REIT, Inc.
Request for Withdrawal of Amendment to Offering Statement on Form 1-A filed under form type 1-A POS
(File No. 024-10928)

Ladies and Gentlemen:

On behalf of HappyNest REIT, Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On August 23, 2023, the Company filed with the SEC (via EDGAR) an Amendment to Offering Statement on Form 1-A (File No. 024-10928) under form type “1-A POS” (accession no. 0001104659-23-094327) instead of filing a new Offering Statement on Form 1-A. The Company hereby withdraws Amendment to Offering Statement on Form 1-A under form type “1-A POS” filed on August 23, 2023. The Company has refiled the Offering Statement on Form 1-A under form type “1-A/A” on September 7, 2023 to correct this error.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call Morris DeFeo at (212) 592-1463.

Sincerely,

/s/ Jesse Prince
Chief Executive Officer